82-[4089]

04046511

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vie...

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2004
WASH, D.C. 202

November 9, 2004
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First 3 Quarters on 2004.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43-1-79 86 901 ext 707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at +44-207-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler

Sabrina Kaiser

Enclosures:
cc: Antonio D'Amico, Esq.

dlw 12/8

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Three Quarters of 2004:

- **Economic recovery supports continued growth**
- **Order intake remains strong during summer months**
- **Substantial increase in sales and earnings**
- **New record year expected**

Vienna, 9 November, 2004 – Böhler-Uddeholm remained largely unaffected by traditional seasonal factors during the summer months. In contrast, economic recovery accelerated on a number of key markets and supported the continued growth of business at Böhler-Uddeholm. This is also confirmed by the good utilization of capacity in all plants and steady rise in demand as well as an increase in sales and earnings during the third quarter of 2004.

Order intake rose from 238.4 m€ by 86% to 443.4 m€ for the third quarter of 2004 (July to September). Total order intake recorded by the Böhler-Uddeholm Group for the first nine months of 2004 increased from 811.6 m€ by 50% to 1,216.1 m€. Order backlog reached 464.1 m€ as of September 30, 2004, which represents a plus of 83% over the comparable prior year value of 254.2 m€. The demand for specialty steel and specialty steel products increased, above all in North and South America as well as on selected European markets. In Asia, demand remained stable at a high level.

Significant growth in sales and earnings

Sales reported by the Böhler-Uddeholm Group for the first nine months of 2004 rose from 1,128.1 m€ by 25% to 1,411.4 m€. Major drivers for this substantial growth were the favourable operating environment as well as the acquisition of Villares Metals S.A. (Brazil) in March of this year. Results reported by the Böhler-Uddeholm Group for the first three quarters of 2004 include only two quarters (April to September) of Villares Metals.

The substantial rise in the cost of scrap and alloys over the prior year was offset during the reporting period by price increases on all major markets and further systematic cost reduction. Earnings before interest and tax (EBIT) therefore increased from 77.4 m€ by 74% to 134.3 m€. As a consequence, the EBIT margin improved from 6.9% in the prior year to 9.5% for the first nine months of 2004.

Earnings before tax (EBT) rose from 58.6 m€ by 88% to 110.3 m€. The tax rate for the Böhler-Uddeholm Group equalled 35% for the first three quarters of 2004, and matched the comparable prior year figure. Net income for the period rose from 37.2 m€ by 90% to 70.5 m€.

Overview of Core Businesses
During the third quarter, the *High Performance Metals Division* registered an unusually strong rise in demand compared to previous years. The shift in the product mix towards higher quality specialty steels (powder metallurgy, vacuum induction re-melting and electro-slag re-melting) continues to accelerate. This trend is supported, above all, by rising demand from the aircraft industry and energy sector as well as higher sales to automobile manufacturers. Furthermore, the demand for higher quality end-products in Eastern Europe and Asia is providing added momentum for sales of premium quality steels. Böhler-Uddeholm facilities for the manufacture of top quality steel grades are currently operating at capacity limits, and the Group has therefore started to plan expansion investments for these segments.
A further positive development was also noted in North and South America. The US manufacturing industry continues to show steady improvement and the utilization of production capacity at Villares Metals in Brazil remains good. Germany, the most important market not only for the division but also for the entire Böhler-Uddeholm Group, also reported an upswing in demand by the auto, aircraft and energy sectors.
In total, the largest division in the Böhler-Uddeholm Group was able to close the first three quarters of 2004 with significant growth in sales, earnings and order intake.

The *Welding Consumables Division* recorded a steady improvement in business during the third quarter following a further rise in the demand for welding electrodes. This growth also supported an increase in sales and order intake over the previous year. The demand for welding materials was generally higher on all markets, and particularly in China, Brazil, the USA and EU countries. Only in South Africa was the division forced to record a decline in sales volumes. The primary drivers for the development of business during the reporting period were power plant and pipeline construction as well as shipbuilding. The division also focused on the offshore segment because the increased construction of drilling platforms is expected to raise the demand for high quality welding electrodes. In total, both sales volumes and prices exceeded comparable prior year levels. However, the cost of raw materials was substantially higher than in 2003. In spite of this negative cost factor, the Welding Consumables Division was able to report an improvement in results over the first three quarters of the previous year because of intensified cost management.

The operating environment for the *Precision Strip Division* showed only slow improvement during the first half-year, but demand rose steadily throughout the third quarter. This trend was characteristic of all key markets for the division. The individual product segments reported increased demand for saw blade steel and higher sales of cutting and creasing rules to the packaging and paper industry. Sales volumes of rule die steel to the textile and leather industry remained at a high level. It should be noted that the cost of raw materials has risen significantly, and must be passed on to customers in order to safeguard the earning power of the division over the long-term. Sales and earnings reported by the Precision Strip Division for the first nine months of 2004 fell slightly below the previous year level, but order intake improved. The new rolling equipment at the Swedish Munkfors plant started operations on schedule during the third quarter. This machinery is used to produce very thin strip steel for valve blades and razor blades.

The positive trend in the *Special Forgings Division* continued, and accelerated on selected markets, during the third quarter of the reporting year. In particular, demand by the aircraft industry is improving steadily. Signs show that manufacturers will start to increase construction rates (the number of aircraft produced) this year. The Special Forgings Division supplies the aircraft industry with structural parts and jet engine disks. It should also be noted that this division has just completed its first deliveries to Airbus for the new wide-body A380. Sales to the aircraft industry currently represent roughly 60% of revenues generated by the Special Forgings Division. In the second key segment – turbine blades for gas and steam turbines – higher sales were recorded in Asia, in particular China and Japan. Rising demand for energy in a number of Asian countries has created a need for new power plants. During the first three quarters of 2004, the Special Forgings Division reported a significant improvement in sales, earnings and order intake over the comparable prior year period.

Outlook

The management of Böhler-Uddeholm AG does not expect any decline in the operating environment for the specialty steel branch during the remainder of this year. Demand in the fourth quarter should match the high level recorded in previous quarters. From the current point of view it appears that raw material costs will also significantly exceed prior year values during the last months of this year. Böhler-Uddeholm is therefore working to offset this negative development with higher productivity and an appropriate price policy.

Claus J. Raidl, CEO of Böhler-Uddeholm, said: "Sales and earnings for the 2004 business year are expected to surpass the records set in 2001." With respect to our dividend policy, the company intends to maintain a payout ratio of 40 to 50%," stated Raidl.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01-707

The full report on the first three quarters of 2004 is available at www.bohler-uddeholm.com under "news & services".

Overview of Key Data

in m€	1-9/2003	**1-9/2004**	Change
Net sales	1,128.1	1,411.4	25%
EBITDA	133.7	198.0	48%
EBITDA Margin	*11.9 %*	*14.0%*	
EBIT	77.4	134.3	74%
EBIT Margin	*6.9%*	*9.5%*	
Earnings before tax (EBT)	58.6	110.3	88%
Net income	37.2	70.5	90%
Order intake	811.6	1,216.1	50%
Order backlog	254.2	464.1	83%
Employees	10,101	11,894	18%

REPORT FOR THE FIRST 3 QUARTERS OF 2004

Economic recovery
supports
continued growth

Order intake
remains strong during
summer months

Substantial increase
in sales and earnings

New record year
expected

BÖHLER UDDEHOLM

materializing visions

JANUARY – SEPTEMBER	**2004** in m€	**2003** in m€	**Change**
Net sales	1,411.4	1,128.1	25%
EBITDA	198.0	133.7	48%
EBIT	134.3	77.4	74%
Earnings before tax (EBT)	110.3	58.6	88%
Net income	70.5	37.2	90%
Cash flow before capital changes	130.6	100.3	30%
Capital expenditure	43.4	75.7	(43%)
Order intake[1]	1,216.1	811.6	50%
Order backlog[1]	464.1	254.2	83%
Employees	11,894	10,101	18%

1) at the production companies

——— BÖHLER-UDDEHOLM remained largely unaffected by traditional seasonal factors during the summer months. In contrast, economic recovery accelerated on a number of key markets and supported the continued growth of business at BÖHLER-UDDEHOLM. This is also confirmed by the good utilization of capacity in all plants and steady rise in demand as well as an increase in sales and earnings during the third quarter of 2004.

Order intake rose from 238.4 m€ by 86% to 443.4 m€ for the third quarter of 2004 (July to September). Total order intake recorded by the BÖHLER-UDDEHOLM Group for the first nine months of 2004 increased from 811.6 m€ by 50% to 1,216.1 m€. Order backlog reached 464.1 m€ as of 30 September 2004, which represents a plus of 83% over the comparable prior year value of 254.2 m€. The demand for specialty steel and specialty steel products increased, above all in North and South America as well as on selected European markets. In Asia, demand remained stable at a high level.

SIGNIFICANT GROWTH IN SALES AND EARNINGS.

——— Sales reported by the BÖHLER-UDDEHOLM Group for the first nine months of 2004 rose from 1,128.1 m€ by 25% to 1,411.4 m€. Major drivers for this substantial growth were the favourable operating environment as well as the acquisition of Villares Metals S.A. (Brazil) in March of this year. Results reported by the BÖHLER-UDDEHOLM Group for the first three quarters of 2004 include only two quarters (April to September) of Villares Metals.

The substantial rise in the cost of scrap and alloys over the prior year was offset during the reporting period by price increases on all major markets and further systematic cost reduction. Earnings before interest and tax (EBIT) therefore increased from 77.4 m€ by 74% to 134.3 m€. As a consequence, the EBIT margin improved from 6.9% in the prior year to 9.5% for the first nine months of 2004.

Earnings before tax (EBT) rose from 58.6 m€ by 88% to 110.3 m€. The tax rate for the BÖHLER-UDDEHOLM Group equalled 35% for the first three quarters of 2004, and matched the comparable prior year figure. Net income for the period rose from 37.2 m€ by 90% to 70.5 m€.

OVERVIEW OF CORE BUSINESSES.

——— During the third quarter, the *High Performance Metals Division* registered an unusually strong rise in demand compared to previous years. The shift in the product mix towards higher quality specialty steels (powder metallurgy, vacuum induction remelting and electro-slag re-melting) continues to accelerate. This trend is supported, above all, by rising demand from the aircraft industry and energy sector as well as higher sales to automobile manufacturers. Furthermore, the demand for higher quality end products in Eastern Europe and Asia is providing added momentum for sales of premium quality steels. BÖHLER-UDDEHOLM facilities for the manufacture of top quality steel grades are currently operating at capacity limits, and the Group has therefore started to plan expansion investments for these segments.

A further positive development was also noted in North and South America. The US manufacturing industry continues to show steady improvement and the utilization of production capacity at Villares Metals in Brazil remains good. Germany, the most important market not only for the division but also for the entire BÖHLER-UDDEHOLM Group, also reported an upswing in demand by the auto, aircraft and energy sectors.

BALANCE SHEET	30/9/2004 in k€	31/12/2003 in k€
ASSETS		
A. Non-current assets		
I. Property, plant and equipment	559,770.7	529,399.9
II. Goodwill	34,635.3	37,931.8
III. Other intangible assets	8,612.8	8,531.2
IV. Investments in associates	114.5	114.5
V. Other financial assets	32,784.2	32,870.0
VI. Deferred tax assets	49,016.1	45,897.3
	684,933.6	**654,744.7**
B. Current assets		
I. Inventories	633,872.4	519,819.1
II. Accounts receivable from trade	389,257.1	295,062.2
III. Accounts receivable from affiliated companies	2,582.0	4,678.5
IV. Other receivables	38,947.3	41,174.7
V. Securities available for sale	99.8	41.8
VI. Cash and cash equivalents	62,434.8	49,522.1
VII. Prepaid expenses	16,000.9	15,658.3
	1,143,194.4	**925,956.7**
Total assets	**1,828,128.0**	**1,580,701.4**
SHAREHOLDERS' EQUITY AND LIABILITIES		
A. Shareholders' equity		
I. Share capital	79,970.0	79,970.0
II. Capital reserves	264,596.6	264,596.6
III. Treasury shares	(26,767.8)	(23,677.2)
IV. Revenue reserves	359,751.3	271,282.4
V. Retained earnings[1]	(12,361.4)	27,572.3
	665,188.7	**619,744.1**
B. Minority interest	**6,879.2**	**6,387.7**
C. Non-current liabilities		
I. Interest-bearing debt	336,810.4	178,294.2
II. Deferred tax liabilities	40,952.8	45,226.4
III. Severance and pension provisions	203,547.2	201,892.5
IV. Other long-term provisions	21,714.5	17,750.9
V. Other long-term liabilities	5,573.1	2,099.7
	608,598.0	**445,263.7**
D. Current liabilities		
I. Accounts payable from trade	150,666.2	105,539.3
II. Payments on account	2,116.3	1,729.9
III. Short-term borrowing	135,663.3	134,863.5
IV. Current portion of interest-bearing debt	34,299.8	124,204.5
V. Short-term provisions	97,440.2	78,909.7
VI. Other short-term liabilities	121,225.7	59,355.7
VII. Prepaid income	6,050.6	4,703.3
	547,462.1	**509,305.9**
Total shareholders' equity and liabilities	**1,828,128.0**	**1,580,701.4**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/9.

CONSOLIDATED INCOME STATEMENT	1–9/2004	1–9/2003	Q3 2004	Q3 2003
	in m€	in m€	in m€	in m€
Net sales	**1,411.4**	**1,128.1**	**499.6**	**354.2**
Cost of sales	(962.4)	(763.1)	(343.8)	(242.7)
Gross profit	**449.0**	**365.0**	**155.8**	**111.5**
Other operating income	27.9	31.8	8.9	13.7
Distribution expense	(225.3)	(214.0)	(73.9)	(72.3)
Administrative expense	(82.3)	(76.7)	(26.7)	(23.7)
Amortization of goodwill	(3.4)	(3.6)	(1.2)	(1.4)
Other operating expense	(31.6)	(25.1)	(7.2)	(6.9)
Earnings before interest and tax (EBIT)	**134.3**	**77.4**	**55.7**	**20.9**
Income/expense from securities	0.1	0.5	0.0	0.2
Interest expense (net)	(24.3)	(19.3)	(10.0)	(4.6)
Other financial result	0.2	0.0	0.1	(0.2)
Financial result	**(24.0)**	**(18.8)**	**(9.9)**	**(4.6)**
Earnings before tax and extraordinary charges (EBT)	**110.3**	**58.6**	**45.8**	**16.3**
Income tax expense	(38.6)	(20.5)	(16.0)	(5.7)
Net income before minority interest	**71.7**	**38.1**	**29.8**	**10.6**
Minority interest	(1.2)	(0.9)	(0.1)	(0.2)
Net income	**70.5**	**37.2**	**29.7**	**10.4**
Basic earnings per share (in €)	6.7	3.5	2.8	1.0
Diluted earnings per share (in €)	6.4	3.4	2.7	1.0
Average number of shares outstanding – basic	10,456,878	10,495,100	10,456,878	10,495,100
Average number of shares outstanding – diluted	11,000,000	11,000,000	11,000,000	11,000,000
Depreciation	63.7	56.3	20.4	18.1
Currency gains (losses)	5.3	1.3	6.0	3.9

CHANGES IN SHAREHOLDERS' EQUITY	2004 in m€	2003 in m€
Shareholders' equity as of 1/1	**619.7**	**609.0**
Net income	70.5	37.2
Translation reserve	5.6	(9.8)
Dividend paid	(26.4)	(24.2)
Change in treasury shares	(3.1)	0.0
Other	(1.1)	(0.5)
Shareholders' equity as of 30/9	**665.2**	**611.7**

CONSOLIDATED STATEMENT OF CASH FLOWS	2004 in m€	2003 in m€
Cash and cash equivalents as of 1/1	**49.6**	**56.1**
Cash flow before capital changes	130.6	100.3
± Change in working capital	(49.7)	11.3
Cash flow from operating activities	80.9	111.6
Cash flow from investing activities	(100.7)	(94.0)
Cash flow from financing activities	32.7	(17.5)
Change in cash and cash equivalents	12.9	0.1
Cash and cash equivalents as of 30/9	**62.5**	**56.2**

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BUD
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

In total, the largest division in the BÖHLER-UDDEHOLM Group was able to close the first three quarters of 2004 with significant growth in sales, earnings and order intake.

The Welding Consumables Division recorded a steady improvement in business during the third quarter following a further rise in the demand for welding electrodes. This growth also supported an increase in sales and order intake over the previous year. The demand for welding materials was generally higher on all markets, and particularly in China, Brazil, the USA and EU countries. Only in South Africa was the division forced to record a decline in sales volumes. The primary drivers for the development of business during the reporting period were power plant and pipeline construction as well as shipbuilding. The division also focused on the offshore segment because the increased construction of drilling platforms is expected to raise the demand for high quality welding electrodes. In total, both sales volumes and prices exceeded comparable prior year levels. However, the cost of raw materials was substantially higher than in 2003. In spite of this negative cost factor, the Welding Consumables Division was able to report an improvement in results over the first three quarters of the previous year because of intensified cost management.

The operating environment for the Precision Strip Division showed only slow improvement during the first half-year, but demand rose steadily throughout the third quarter. This trend was characteristic of all key markets for the division. The individual product segments reported increased demand for saw blade steel and higher sales of cutting and creasing rules to the packaging and paper industry. Sales volumes of rule die steel to the textile and leather industry remained at a high level. It should be noted that the cost of raw materials has risen significantly, and must be passed on to customers in order to safeguard the earning power of the division over the long-term. Sales and earnings reported by the Precision Strip Division for the first nine months of 2004 fell slightly below the previous year level, but order intake improved. The new rolling equipment at the Swedish Munkfors plant started operations on schedule during the third quarter. This machinery is used to produce very thin strip steel for valve blades and razor blades.

The positive trend in the Special Forgings Division continued, and accelerated on selected markets, during the third quarter of the reporting year. In particular, demand by the aircraft industry is improving steadily. Signs show that manufacturers will start to increase construction rates (the number of aircraft produced) this year. The Special Forgings Division supplies the aircraft industry with structural parts and jet engine disks. It should also be noted that this division has just completed its first deliveries to Airbus for the new wide-body A380. Sales to the aircraft industry currently represent roughly 60% of revenues generated by the Special Forgings Division. In the second key segment – turbine blades for gas and steam turbines – higher sales were recorded in Asia, in particular China and Japan. Rising demand for energy in a number of Asian countries has created a need for new power plants. During the first three quarters of 2004, the Special Forgings Division reported a significant improvement in sales, earnings and order intake over the comparable prior year period.

OUTLOOK.

The management of BÖHLER-UDDEHOLM AG does not expect any decline in the operating environment for the specialty steel branch during the remainder of this year. Demand in the fourth quarter should match the high level recorded in previous quarters. From the current point of view it appears that raw material costs will also significantly exceed prior year values during the last months of this year. BÖHLER-UDDEHOLM is therefore working to offset this negative development with higher productivity and an appropriate price policy.

Sales and earnings for the 2004 business year are expected to surpass the records set in 2001. With respect to its dividend policy, the company intends to maintain a payout ratio of 40% to 50%.

SEGMENT OVERVIEW

High Performance Metals	1-9/2004 in m€	1-9/2003 in m€	Change
Sales	1,011.2	758.0	33%
EBIT	102.3	47.5	115%
Order intake	755.4	452.3	67%
Order backlog	279.5	114.3	145%

Welding Consumables			
Sales	217.1	194.2	12%
EBIT	19.8	13.9	42%
Order intake	223.5	199.1	12%
Order backlog	30.4	22.3	36%

Other/Consolidation			
Sales	(0.6)	(2.1)	71%
EBIT	(12.9)	(9.8)	(32%)

Precision Strip	1-9/2004 in m€	1-9/2003 in m€	Change
Sales	119.4	122.1	(2%)
EBIT	22.2	25.7	(14%)
Order intake	130.3	112.7	16%
Order backlog	36.3	32.2	13%

Special Forgings			
Sales	64.3	55.9	15%
EBIT	2.9	0.1	2,800%
Order intake	106.9	47.5	125%
Order backlog	117.9	85.4	38%

Group			
Sales	1,411.4	1,128.1	25%
EBIT	134.3	77.4	74%
Order intake	1,216.1	811.6	50%
Order backlog	464.1	254.2	83%

STOCK MARKET INDICATORS

	1-9/2004 in €	1-9/2003 in €
Low	54.69	43.70
High	75.00	50.00
Price at 30/9	74.34	46.00
Market cap at 30/9 (in m€)	817.74	506.00

FINANCIAL CALENDAR 2005

Preliminary Results 1-12/2004	18 February 2005
Results 1-12/2004	1 April 2005
Annual General Meeting	10 May 2005
Ex-Dividend	13 May 2005
Results 1-3/2005	18 May 2005
Dividend-Payment	20 May 2005
Results 1-6/2005	1 September 2005
Results 1-9/2005	8 November 2005

SHARE PRICE PERFORMANCE (10/4/1995-30/9/2004)


€
90
80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed